CONSENT OF QUALIFIED PERSON

February 29, 2012

I, Hrayr Agnerian M. Sc. (Applied), P.Geo., do hereby consent to the public filing of the technical report entitled "TECHNICAL REPORT ON THE BOOTHEEL PROJECT FOR CROSSHAIR ENERGY CORP.and THE BOOTHEEL PROJECT LLC.” and dated February 27, 2012 (the Technical Report) by Crosshair Energy Corp.(Crosshair).

I also consent to any extracts from or a summary of the Technical Report in the January 19, 2012 news release of Crosshair.

I certify that I have read the news release dated January 19, 2012 being filed by Crosshair and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated the 29th day of February, 2012.

(Signed) “Hrayr Agnerian”

Hrayr Agnerian, M.Sc.(Applied), P.Geo.